UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                           Lanbo Financial Group, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   51507N 10 0
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                                 (CUSIP Number)


            Steven L. Siskind, 645 Fifth Avenue, Suite 403, New York,
                   New York 10021; Telephone # (212) 750-2002
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 25, 2006
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

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*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

  CUSIP No.  51507N 10 0              13D                      Page 2 of 5 Pages
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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Xuesong Li
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)
                                                                 (b)
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3       SEC USE ONLY
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4       SOURCE OF FUNDS*
            PF
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

            People's Republic of China
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NUMBER OF                7       SOLE VOTING POWER
SHARES
BENEFICIALLY                       27,857,144
OWNED BY                 -------------------------------------------------------
EACH                     8       SHARED VOTING POWER
REPORTING                -------------------------------------------------------
PERSON WITH              9       SOLE DISPOSITIVE POWER

                                   27,857,144
                         -------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              27,857,144
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              78%
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14        TYPE OF REPORTING PERSON*

              IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages

Item 1.     Security and Issuer.

            This statement relates to the common stock, par value $.001 per share ("Common Stock"), of Lanbo Financial Group, Inc. (f/k/a Micro Interconnect Technology, Inc.), a Nevada corporation (the "Company"). The address of the Company's principal executive office is c/o West Windsor Professional Corporation, 51 Everett Drive, Suite A-20, #B, West Windsor, NJ 08550.

Item 2.     Identity and Background.

            (a) This Schedule 13D is filed by Xuesong Li, individually.

            (b) Mr. Li Xuesong's business address is c/o No 88 Jianguo Lu, Xi'an, P.R. China 710001.

            (c) Mr. Li is the Chairman and Chief Executive Officer of Lanbo Financial Group, Inc.

            (d) During the past five years, Mr. Li has not been convicted in any criminal proceedings. (excluding traffic violations and similar misdemeanors).

            (e) During the past five years, Mr. Li has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction.

            (f) Mr. Li is a citizen of the People's Republic of China.

Item 3.     Source and Amount of Funds and Other Consideration.

            The source of funds is Reporting's Person's personal funds. The amount of the funds is one ($1.00) Dollar and the Agreement by Mr. Li to assume certain obligations of the Company. .

Item 4.     Purpose of Transaction.

            The purpose of the transaction is for investment

            Mr. Li purchased 27,857,145 Shares from 44 beneficial stockholders of the Company pursuant to a Share Transfer Agreement, dated January 26, 2006.

            Mr. Li does not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

                                                               Page 4 of 5 Pages

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than the apportment of Mr. Li as President and CEO and a Director of the Company;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company's business or corporate structure;

(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j) any similar action to those enumerated above.


Item 5.     Interest in Securities of the Company.

            (a) Mr. Li is the beneficial owner of an aggregate 27,857,145 shares of Common Stock individually, representing approximately 78 % of the total issued and outstanding shares of Common Stock.

            (b) Mr. Li has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the 27,857,145 shares of Common Stock owned by him individually.

            (c) Other than the acquisition of the shares as reported in this
Schedule 13D, Mr. Li has not effected any transactions involving the Common Stock of the Company in the past 60 days.

            (d) To the knowledge of Mr. Li, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by him individually.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


On January 26, 2006, Mr. Lu Pingji as the Representative of 44 shareholders of the Company and Mr. Li entered into a Share Transfer Agreement. Pursuant to the Share Transfer Agreement, 27,857,145 shares of the Company's common stock were sold to Mr. Li at $1 dollar.

                                                               Page 5 of 5 Pages

On October 11, 2006, Mr. Lu as the Representative and Mr. Li entered into a Supplement to the Share Transfer Agreement.


Item 7.     Materials to be Filed as Exhibits.

Share Transfer Agreement

Supplement to Share Transfer Agreement

SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   October __, 2006             By:
                                           ----------------------------------
                                      Name:  Xuesong Li